Exhibit 99.1

Caledonia Mining Corporation Plc
(TSX: CAL, OTCQX: CALVD, AIM: CMCL)
Final Results of Share Consolidation

St Helier, June 30, 2017: Caledonia Mining Corporation Plc (the "Company") announces that following the completion of the consolidation of the common shares of the Company (the “Common Shares”) which became effective at 5pm (Eastern Time) on June 26, 2017 and the finalisation of the purchase and cancellation of fractional entitlements to post-consolidation Common Shares, the issued share capital of the Company is 10,553,873 Common Shares (of which 3,406,082 are represented by depositary interests in Common Shares that are traded on AIM (the “Depositary Interests”)). There are no shares held in treasury. The total number of voting rights in the Company is therefore 10,553,873 and this figure may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.
The CUSIP number in respect of the post-consolidation Common Shares is G1757E113 and the ISIN code in respect of the post-consolidation Depositary Interests is JE00BF0XVB15.
The Common Shares continued to trade without interruption during the consolidation process.  The Company is aware that some third party market information systems, for which it is not responsible, may not yet be providing accurate post-consolidation price information for the Common Shares and Depository Interests.  Shareholders, if they are unsure as to any information provided by third parties, should refer to the official TSX, OTCQX and AIM quotation systems or contact their broker.
Following completion of the share consolidation and as stated in the Company’s press release published on June 19, 2017, the Company intends to pursue a listing on the NYSE MKT LLC (“NYSE MKT”).  Before it approves a listing, the NYSE MKT is expected to amongst other things observe the share price of the post-consolidation Common Shares for a short period in order to be satisfied that listing requirements continue to be met.  The listing is therefore expected to occur on or about the middle of July 2017.  The Company intends to terminate its trading facility for the Common Shares on the OTCQX at the same time as completion of the listing on NYSE MKT.
The Company repeats its statement from a previous press release of June 27, 2017 that for regulatory reasons following the implementation of the consolidation, the Company’s stock trading symbol on the OTCQX has temporarily changed from CALVF to CALVD.  This change will remain in effect until July 26, 2017, by which time it is anticipated that the Common Shares will have commenced trading on the NYSE MKT and the OTCQX trading facility for the Company will have been terminated.  The trading symbol for the NYSE MKT will be advised in due course.  Trading of Depository Interests (on AIM) under the trading symbol CMCL and trading of Common Shares (on the TSX) under the trading symbol CAL are unaffected.

Head and Registered Office: Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF
info@caledoniamining.com  |  | www.caledoniamining.com

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to the Company’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include listing of the Common Shares on NYSE MKT and termination of the Company’s trading facility on the OTCQX.  This forward looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: delays in obtaining or failures to obtain required governmental, regulatory or securities exchange approvals, changes in exchange rates, fluctuations in the prices of securities, general delays and other factors.
Shareholders, potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results and events to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: regulatory approvals and developments, failure of the Company to meet listing requirements of any securities exchange and other factors.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.